SembCorp Industries

02 JUN -5 AM 11:03

Rule 12g3-2(b) File No. 825109

9 May 2002

02034645

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

f Linda Hoon Siew Kin (Ms)
Group Company Secretary

dw 6/12

Enclosure

Announcement No. 103

SEMBCORP INDUSTRIES LTD

FINAL DIVIDEND FOR FINANCIAL YEAR 2001 - CHANGE OF CORPORATE INCOME RATE

On February 20, 2002, the Company announced the book closure date and dividend payment date for the proposed final dividend of 12 per cent per ordinary share less 24.5 per cent income tax in respect of the financial year ended December 31, 2001.

In the Budget 2002 announcement on May 3, 2002, the corporate income tax rate was reduced from 24.5 per cent to 22 per cent for the year of assessment 2003.

Accordingly, payment of the Company's dividend of 12 per cent per ordinary share will now be less 22 per cent income tax instead of 24.5 per cent, announced earlier.

The proposed final dividend, if approved by the shareholders at the Annual General Meeting to be held on May 31, 2002, will be paid on June 28, 2002.

By ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary
May 9, 2002

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 09/05/2002 to the SGX